UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 000-17729

FEC RESOURCES INC.
(Translation of registrant’s name into English)

Suite 2300, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Press release as filed June 26, 2020

Exhibit 2	Notice of Reliance of Exemption and Certification as filed on SEDAR June 26, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: June 30, 2020
By: /s/ Paul Wallace
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

Exhibit 1

FEC HEADQUARTERS
Vancouver, British Columbia
E-mail: info@FECResources.com
Website: http://www.FECResources.com

FEC RESOURCES SETS RECORDS DATE AND EXPIRY OF PREVIOUSLY ANNOUNCED RIGHTS OFFERING
Dateline: Vancouver, British Columbia Ticker: “FECOF”
Date: June 26, 2020

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) announces today that its Board of Directors has fixed July 3, 2020 as the record date (the “Record Date”) and July 31, 2020 as the expiry date (the “Expiry Date”) of its previously approved offering to its existing shareholders (the “Rights Offering”) of transferrable rights (“Rights”) to purchase additional common shares of the Company (“Common Shares”) to raise gross proceeds of up to approximately US$1,841,147. The Company’s registration statement on Form F-1 (the “Registration Statement”) and prospectus (the “Prospectus”) for the issuance of the Rights and Common Shares pursuant to the Rights Offering filed with the U.S. Securities & Exchange Commission became effective on June 26, 2020 at 10:00 a.m. Eastern Time.

 OFFERING DETAILS

The Company will distribute to each eligible holder of its Common Shares forty
(40) Rights for every twenty (20) Common Shares held as of the Record Date.  Each Right entitles the holder thereof to purchase one (1) Common Share at a price of US$0.00225 per Common Share (the “Subscription Price”). The Subscription Price was determined by the Directors by reference to the recent trading activity of the Company’s Common Shares. The Company will not issue any fractional Common Shares in the Rights Offering, and all exercises of Rights will be rounded to the nearest whole Common Share. In addition, the Company will not issue fractional Rights or pay cash in lieu of fractional Rights.

The Rights may be exercised at any time up until July 31, 2020 (the “Subscription Period”). The Rights will expire if they are not exercised during the Subscription Period, unless the Company extends the Subscription Period.

 MAILING OF THE PROSPECTUS

A copy of the Prospectus, together with a Rights certificate and notice, will be mailed to registered holders of Common Shares as of the Record Date residing in the United States or Canada. Rights certificates will not be mailed to registered holders of Common Shares whose address is located outside of the United States and Canada or to army post office or foreign post office addresses (“Ineligible Holders”). Instead, Ineligible Holders will be sent a letter advising them that their Rights will be held by the subscription agent for the Rights Offering, Computershare Investor Services Inc. (the “Subscription Agent” or “Computershare”), who will hold the Rights Certificates on behalf of such Ineligible Holders. Ineligible Holders can subscribe for Common Shares under the Rights Offering but such subscriptions will be subject to compliance with applicable law. If you live outside of the United States or Canada and wish to exercise your Rights, you must notify the Subscription Agent no less than ten (10) business days prior to the expiration date of the Rights Offering.

Full details of the Rights Offering, including information regarding the distributions of the Rights and the procedures to be followed, are included in the Prospectus, which can be accessed under FEC's profile on the United States Securities & Exchange website at www.sec.gov. Registered shareholders who wish to exercise their Rights and thereby subscribe for Common Shares, must forward a completed Rights certificate, together with payment in full of the subscription price for each Common Share subscribed for, to the Subscription Agent prior to the expiry time of the Rights. Shareholders who own their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

 ISSUED AND OUTSTANDING

There are currently 409,143,765 Common Shares outstanding. If all of the Rights issued under the Rights Offering are validly exercised, an additional 818,287,530 Common Shares would be issued. The Company does not know how many of its Common Shares will be issued in connection with the Rights Offering as there is no backstop purchaser.

To the knowledge of FEC, after reasonable inquiry, all directors, senior officers and persons controlling over 10% of the Common Shares of the Company, as at the date hereof, have not stated an intention to exercise any of their Rights in connection with the Rights Offering except for PXP Energy Corporation (“PXP Energy”) which intends to take up all or most of its Rights.

 PROCEEDS FROM THE OFFERING

The Company expects to use the proceeds from the Rights Offering for general working capital purposes (primarily the payment of administrative expenses), for the repayment of previously announced loans and advances from PXP Energy and to provide the Company with funds for future investment opportunities including participation in any fund raising of Forum Energy Limited (“Forum Energy”) in order for the Company to maintain its percentage shareholder interest in that company. There can be no assurance that the Company will be able to raise enough funds from the Rights Offering or from other sources of funding to provide it with adequate funds to maintain its percentage shareholder interest in Forum Energy should the Company have an opportunity to participate in a future Forum Energy fund raising.

The Company reserves the right to terminate the Rights Offering at any time prior to its expiration date.

Neither the Company nor its Board of Directors has made any recommendation as to whether shareholders should exercise their Rights, although directors and executive officers may exercise their Rights in their individual capacities. Shareholders are urged to carefully review the subscription materials the Company will provide and consult with their own legal and financial advisors in deciding whether or not to exercise the Rights. No oversubscription privilege will be available for shareholders desiring to exercise additional Rights.

The Registration Statement relating to these securities was filed with the Securities and Exchange Commission and is effective as of June 26, 2020 at 10:00 a.m. Eastern Time. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities, nor shall there be any offer, solicitation or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such state or jurisdiction. The Rights Offering will be made only by means of a prospectus. Copies of the Prospectus, when it becomes available, will be mailed to all eligible shareholders as of the Rights Offering Record Date and may also be obtained free of charge at the website maintained by the SEC at
 www.sec.gov or by contacting the information agent for the Rights Offering.

 QUESTIONS

If you have any questions relating to the Rights Offering, please contact the information agent, Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), 1-416-304-0211 (outside North America), or by email at assistance@laurelhill.com

On behalf of the Board of,
FEC Resources Inc.
Paul Wallace
Director

Forward-Looking Statements

FEC cautions that this release contains forward-looking statements, including, without limitation, statements relating to the terms of the Rights Offering. These forward-looking statements are based on management’s current expectations and involve a number of risks and uncertainties, including, among other things; our ability to continue as a going concern; our ability to obtain and maintain sufficient financing to provide liquidity to meet our business objectives. If one or more of these risks or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see FEC’s filings with the Securities and Exchange Commission, including our most recent annual report on Form 20-F and quarterly report on Form 6-K. FEC cautions not to place undue reliance on these forward-looking statements, which speak only as of the date of this release, and undertakes no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Exhibit 2

FEC RESOURCES INC.

 NOTICE OF RELIANCE OF EXEMPTION AND CERTIFICATE

June 26, 2020

Please note that FEC Resources Inc. (the “Corporation”) is conducting a rights offering in reliance upon an exemption from the prospectus requirements as set out in section 2.1.2 of National Instrument 45-106.

The undersigned hereby certifies that, to the undersigned’s knowledge, after having conducted a reasonable inquiry:

1.	the number of beneficial holders of common shares of the Corporation (“Common Shares”) that are resident in Canada does not constitute 10% or more of the holders of Common Shares; and

2.	the number of Common Shares that are beneficially held by security holders that are resident in Canada does not constitute, in the aggregate, 10% or more of the outstanding Common Shares.

“Paul Wallace”

Paul Wallace
President and Chief Executive Officer FEC Resources Inc.